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Sophia Hudson
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4762 tel 212 450 5800 fax sophia.hudson@davispolk.com

October 13, 2017
Re:	Fireman B.V. Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted September 11, 2017 CIK No. 0001708688 CONFIDENTIAL

Ms. Dorrie Yale

Ms. Erin Jaskot

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Dorrie Yale and Ms. Erin Jaskot,

On behalf of our client, Fireman B.V., a Dutch private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential amended draft Registration Statement on Form F-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated September 21, 2017 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is publicly filing a revised Registration Statement (the “Registration Statement”) together with this response letter. The Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Registration Statement (including exhibits) and three marked copies of the Registration Statement showing the changes to the Draft Registration Statement confidentially submitted on September 11, 2017.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Ms. Dorrie Yale Ms. Erin Jaskot Division of Corporation Finance U.S. Securities and Exchange Commission	2	October 13, 2017

Draft Registration Statement on Form F-1

Prospectus Summary, page 2

1.	We acknowledge your response to prior comment 1. However, we note that your Phase IIa trial studied 12 patients, and that you have not started your larger, multi-center, international Phase IIb trial. In light of these factors, please tell us why you believe the first bar in your product pipeline table is appropriate or please reduce the length of the bar here and in the Business section.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 90 of the Registration Statement to reduce the length of the bar for Hidradenitis Suppurativa. The Company respectfully notes that the explanatory text under the “Current Status” and “Next Milestone” columns also clarifies the current status of Phase II clinical trials for IFX-1 in Hidradenitis Suppurativa.

Material U.S. Federal Tax Considerations for U.S. Holders of Common Shares

Material Dutch Tax Considerations

German Tax Considerations, page 154

2.	We note your revised disclosure in response to prior comment 5. However, we note that the tax disclosure sections state that in the opinions of your counsels, the disclosure is a description of the material tax consequences, or that the disclosure describes the material tax considerations. The disclosure in the prospectus must state clearly that the disclosure in the tax consequences sections of the prospectus is the opinion of the applicable named counsel. It is not appropriate to say that in the opinion of counsel the disclosure describes the material tax consequences, as the content of the disclosure is not the appropriate subject of the opinion. Counsel must opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. Further, we note certain inappropriate assumptions and qualifications such as the statement that you "should" qualify as a corporation subject to German unlimited income taxation, or the statements subject to "applicable limitations" in the opinion provided by U.S. tax counsel. Please revise your disclosure accordingly. See Staff Legal Bulletin No. 19 for guidance.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 146, 147, 150, 154, 157 and 158 of the Registration Statement.

Ms. Dorrie Yale Ms. Erin Jaskot Division of Corporation Finance U.S. Securities and Exchange Commission	3	October 13, 2017

Please do not hesitate to contact me at (212) 450-4762, (212) 450-5800 (fax) or sophia.hudson@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ Sophia Hudson
Sophia Hudson

cc:	Via E-mail Niels Riedemann, Chief Executive Officer Arnd Christ, Chief Financial Officer Fireman B.V.